SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

THROUGH January 9, 2009

(Commission File No. 1-15256)

BRASIL TELECOM S.A.
(Exact name of Registrant as specified in its Charter)

BRAZIL TELECOM COMPANY
(Translation of Registrant's name into English)

SIA Sul, Área de Serviços Públicos, Lote D, Bloco B
Brasília, D.F., 71.215-000
Federative Republic of Brazil
(Address of Regristrant's principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)__.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)__.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______ No ___X___

If "Yes" is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b):

Investors Relations
55 (61) 3415-1140
ri@brasiltelecom.com.br

Media and Communication
55 (61) 3415-1822
diretoriadecomunicacao@brasiltelecom.com.br

BRASIL TELECOM S.A.
Publicly Held Company
CORPORATE TAXPAYER’s ID76.535.764/0001-43
BOARD OF TRADE 53.3.0000622-9

MATERIAL FACT

BRASIL TELECOM S.A. (“Company”), in compliance with article 157 of Law 6.404/76, and under the terms of CVM Rule 358/02, informs its Shareholders and the market in general the replacement of the following members of the statutory management: Messrs. Ricardo Knoepfelmacher, Paulo Narcélio Simões Amaral, Luiz Francisco Tenório Perrone, André Rizzi de Oliveira, following the deliberations of the Board of Directors’ Meeting, held on January 08, 2009, at 06:45 p.m., due to the Company’s controlling change. The Company also informs that the new controller appointed new management, as follows:

LUIZ EDUARDO FALCO PIRES CORRÊA, as Chief Executive Officer. Luiz Eduardo Falco Pires Corrêa was elected chief executive officer of TNL in October 2002, after being elected CEO of Oi in October 2001. Mr. Falco was elected to TNL’s board of directors as a nominee of TNL’s controlling shareholder, TmarPart. He has previously worked for TAM S.A., where he assumed several positions, such as production manager, technology officer and marketing and sales vice-president. Mr. Falco has bachelor’s degree in aviation engineering from Instituto Tecnológico da Aeronáutica, or ITA, and has participated in permanent education courses in marketing and finance from FGV.

ALEX WALDEMAR ZORNIG, as Director, without a specific designation and Chief Financial Officer and Investor Relations Officer. Alex Waldemar Zornig has graduated in Accounting at São Paulo University, and specialized by FGV. Mr. Zornig has initiated his career at PriceWaterhouseCoopers where he worked for 14 years, 3 of which in London, where he last served as Officer. He was the CFO and COO at BankBoston, where he worked for 13 years, 2 of which in Boston. He was also an Officer at Banco Itaú. Recently, Alex was performing the duties of Executive Vice President at Banco Safra, where he was in charge of all support areas of the bank.

PAULO ALTMEYER GONÇALVES, as Director, without a specific designation. Paulo Altmeyer Gonçalves holds a degree in Electronics Engineering from the Federal University of Rio Grande do Sul (UFRGS). He began his career as a software programmer at the CPD in UFRGS and later taught Programming Techniques there. He has worked in companies like Crefisul, Procergs, Hewlett Packard and Digitel. In 1994 in São Paulo, he participated in the start-up of digital trunking and pager companies linked to Mcom, Mobilcom and Mcomcast. He returned to Porto Alegre in 1998 to launch the B band mobile operator Telet, where he was Chief Sales and Marketing Officer. He was back in São Paulo in September 2000 as an executive officer at Telemar entrusted with the challenge of leading the group that worked to obtain the D Band mobile license for the region in which the company operated. In Rio in March 2001, after obtaining the D Band license, he set up the PCS mobile service with more than 4,000 stations, hundreds of points of sale, coverage in 16 states, etc. He faced a true "wartime operation" to launch Telemar's mobile service in the beginning of 2002. He is currently the Chief Technology Officer.

JULIO CESAR PINTO, as Director, without a specific designation. Julio Cesar Pinto has been an executive officer of TNL since October 2002. He has also been responsible for TNL’s internal audit since that same date. Mr. Pinto has held several positions in the financial area of large companies such as MRS Logística S.A., ATL — Algar Telecom Leste S.A. (Claro), Globex Utilidades S.A., Aracruz Celulose, Xerox do Brasil S.A., and Minerações Brasileiras Reunidas S.A. He holds a bachelor’s degree in accounting from Faculdade Moraes Júnior, in 1976, and attended several other courses in the United States, including the Stanford University Financial Management Program, Xerox Corporation Middle Management Program, and the Bourse Game of Citibank N.A.

FRANCISCO AURÉLIO SAMPAIO SANTIAGO, remains in his position as Chief Operations Officer.

The new management’ remuneration will be defined in the next Board of Director’s Meeting.

Brasília, January 08, 2009.

Alex Waldemar Zornig
Chief Financial and Investor Relations Officer

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: January 9, 2009

BRASIL TELECOM S.A.

By:	/S/ Alex Waldemar Zornig
Name: Alex Waldemar Zornig Title: Chief Financial and Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.